Exhibit 99.2

December 10, 2025

ADMISSION TO TRADING ON THE LONDON STOCK EXCHANGE AND COMPLETION OF SECONDARY LISTING

PARIS, NEW YORK, SINGAPORE and LONDON, The Generation Essentials Group (“TGE” or the “Company”, NYSE and LSE: TGE) refers to its announcement published on December 5, 2025 relating to the approval by the UK Financial Conduct Authority (the “FCA”) of a prospectus for its proposed secondary listing on the London Stock Exchange plc (the “London Stock Exchange”).

The Company hereby announces that the entire issued Class A ordinary share capital of the Company has today been admitted to the equity shares (commercial companies) category of the official list of the FCA and to trading on the London Stock Exchange’s main market for listed securities.

The Class A ordinary shares now trade on both the New York Stock Exchange and the London Stock Exchange under the ticker symbol “TGE”.

The secondary listing on the London Stock Exchange is intended to benefit the Company’s geographically diverse shareholder base, increase share trading liquidity, and further establish its profile in a key growth market. The Company believes that the London listing aligns with its business presence and strategy across the UK and Europe, as well as internationally, reinforcing its commitment to these regions, and will complement its existing listing on the New York Stock Exchange.

Important legal information

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.

This announcement is not for release, publication or distribution, directly or indirectly, in or into any jurisdiction where, or to any person to whom, to do so would constitute a violation of applicable law or regulation.

These materials do not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Shares or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore.

The information in this announcement is subject to change. Persons viewing this announcement should ensure that they fully understand and accept the risks set out TGE’s prospectus published on December 5, 2025.

Persons considering making investments should consult an authorised person specialising in advising on such investments.

For the avoidance of doubt, the contents of the Company’s website are not incorporated by reference into, and do not form part of, this announcement.

About The Generation Essentials Group

The Generation Essentials Group (NYSE and LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is special purchase acquisition company (SPAC) sponsor manager in global media, entertainment, and gaming areas.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this announcement is as of the date of this announcement, and The Generation Essentials Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Generation Essentials Group:

IR Office
The Generation Essentials Group
EMAIL: tge@amtd.world